UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number:  000-30574

ALLSHIPS LTD.
(Exact name of Registrant as specified in its charter)

Covenant House
85 Reid Street
Hamilton HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the Proxy Statement of AllShips Ltd. (the “Company”) dated February 14, 2008, for the 2008 Special General Meeting of Shareholders of the Company that was held on March 17, 2008.

Exhibit 1

ALLSHIPS LTD.

2008 SPECIAL GENERAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

This proxy statement (“Proxy Statement”) is furnished in connection with the solicitation of proxies by the Board of Directors of AllShips Ltd., a limited liability company incorporated in Bermuda (“AllShips” and the “Company”), to be voted at the Special General Meeting of Shareholders of the Company to be held on 17 March, 2008, at the offices of AllShips Ltd., located at Covenant House, 85 Reid Street, Hamilton HM 12, Bermuda at 11:30 a.m., Bermuda Atlantic Time, and at any adjournment or postponements thereof (“Special General Meeting”), for the purposes set out in the Notice of the Special General Meeting of Shareholders which was sent to the Shareholders on 14 February 2008 and described herein.   The approximate date on which this Proxy Statement and the enclosed forms of proxy are first being sent or given to the holders of the Common Shares (defined below) (collectively, the “Shareholders”) is 14 February 2008.

VOTING RIGHTS AND SOLICITATION OF PROXIES

The Board of Directors of the Company (“Board”) has fixed the close of business on 4 February 2008, as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Special General Meeting (“Record Date”).  As of the Record Date, there was one outstanding class of shares of the Company, the Company’s common shares, par value US$0.00016666666667 per share (“Common Shares”).  At the Record Date, there were 44,873,897 Common Shares issued and outstanding.  Each Common Share entitles the record holder on the Record Date to one vote on all matters.

Any Shareholder giving a proxy has the power to revoke the proxy prior to its exercise.  A proxy may be revoked: (a) by delivering to the Secretary of the Company, John O’Kelly-Lynch, at or prior to the Special General Meeting, an instrument of revocation or a duly executed proxy bearing a date or time later than the date or time of the proxy being revoked; or (b) at the Special General Meeting if the Shareholder is present and elects to vote in person.  Mere attendance at the Special General Meeting will not serve to revoke a proxy.

Proxies for Common Shares

All proxies for Common Shares received and not revoked will be voted as directed.  If no directions are specified, such proxies will be voted FOR approval:

(a)
that, subject to obtaining the appropriate jurisdictional consents, the discontinuance of the Company from Bermuda and the continuance of the Company in the Marshall Islands, whereby, the effective date of such discontinuance in Bermuda shall be the date of the filing of the discontinuance with the Bermuda Registrar of Companies, be and is approved;

As to any other business which may properly come before the Special General Meeting, the persons named in such proxies will vote in accordance with their best judgment, although the Company does not presently know of any other such business.  In those cases where a proposal calls for a class vote of the Common Shares, your vote will represent a vote in connection with the class vote of the Common Shares.

A majority of the outstanding Common Shares entitled to vote must be represented in person or by proxy at the Special General Meeting in order to constitute a quorum for the transaction of business.  Abstentions will be counted for purposes of determining the existence of a quorum at the Special General Meeting.  The votes required to pass each proposal are set out in this Proxy Statement under the appropriate caption and also are set out on the Common Share Proxy Card.

Proposed Discontinuance
(Proposal 1)

To approve, subject to obtaining the appropriate jurisdictional consents, the discontinuance of the Company from Bermuda and the continuance of the Company in the Marshall Islands, whereby, the effective date of such discontinuance in Bermuda shall be the date of the filing of the discontinuance with the Bermuda Registrar of Companies.

The discontinuance of the Company from Bermuda and the continuance of the Company into the Marshall Islands, subject to obtaining the appropriate jurisdictional consents, for consideration and approval of the Shareholders are enclosed with this Proxy Statement.

Vote Required: Board Recommendation

Approval of this proposal requires the affirmative vote of a majority of the total number of shares of Common Shares voting with respect to this resolution.

OTHER BUSINESS

The Company knows of no business other than that described herein which will be presented for consideration and action by the Shareholders at the Special General Meeting.  If, however, any other business shall properly come before the Special General Meeting, Common Shares represented by proxies will be voted in accordance with the best judgment of the proxy holders or their substitutes.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ John O’Kelly-Lynch
John O’Kelly-Lynch
Secretary
Date: 14 February 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         ALLSHIPS LTD.
       (registrant)

Dated: May 1, 2008	By: /s/ George Economou
Name: George Economou Title: Chairman and Director